Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Three Months Ended March 31, 2011
(millions of dollars)
Earnings, as defined:
Net income	$268
Income taxes	(32)
Fixed charges included in the determination of net income, as below	270
Amortization of capitalized interest	5
Distributed income of equity method investees	23
Less: Equity in earnings of equity method investees	10
Total earnings, as defined	$524

Fixed charges, as defined:
Interest expense	$254
Rental interest factor	11
Allowance for borrowed funds used during construction	5
Fixed charges included in the determination of net income	270
Capitalized interest	23
Total fixed charges, as defined	$293

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	1.79
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.